SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

17 October 2011

BP ANNOUNCES SETTLEMENT WITH ANADARKO
PETROLEUM COMPANY OF CLAIMS RELATED TO
DEEPWATER HORIZON ACCIDENT

BP today announced that it has reached agreement with Anadarko Petroleum Company ("Anadarko") to settle all claims between the companies related to the Deepwater Horizon accident. Anadarko - which had a 25 per cent interest in the MC252 (Macondo) prospect - and BP have concluded that entering into a settlement is in the best interest of the parties to resolve pending disputes. The agreement is not an admission of liability by any party regarding the accident.

Under the settlement agreement, Anadarko will pay BP $4 billion in a single cash payment. BP will apply the payment to the $20 billion trust it established that is available to meet individual, business and government claims, as well as the cost of the natural resource damages. Anadarko will also transfer all of its 25 per cent interest in the MC252 lease to BP.

In addition, Anadarko will no longer pursue its allegations of gross negligence with respect to BP. Anadarko and BP have agreed to work cooperatively with respect to indemnified claims, and Anadarko has the opportunity for a 12.5 per cent participation in future recoveries from third parties or insurance proceeds cumulatively exceeding $1.5 billion, up to a total cap of $1 billion.

Finally, the parties have also agreed to mutual releases of claims against each other. BP has agreed to indemnify Anadarko for certain claims arising from the accident.  However, BP's indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

"This settlement represents a positive resolution of a significant uncertainty and it resolves the issues among all the leaseholders of the Macondo well," said Bob Dudley, BP group chief executive. "There is clear progress with parties stepping forward to meet their obligations and help fund the economic and environmental restoration of the Gulf. It's time for the contractors, including Transocean and Halliburton, to do the same."

BP previously announced settlements with MOEX, which had a 10 per cent interest in the Macondo well, and Weatherford, which provided drilling equipment. Consistent with official investigations that found the accident was the result of multiple causes, involving multiple parties, BP is working to ensure that other parties, including Halliburton and Transocean, contribute appropriately. Multiple official investigations, including those conducted by the Presidential Commission and the Marine Board of Investigation, found that conduct by those parties contributed to the accident. The issuance of regulatory violations last week to BP, Transocean and Halliburton by the US Department of Interior demonstrates that the contractors responsible for well control and cementing, not just the operator, should be held accountable for their conduct.

From the outset, BP has committed to paying all legitimate claims and fulfilling its obligations to the Gulf Coast communities under the Oil Pollution Act. BP has to date paid out more than $7 billion.

Notes to editors:

●   This settlement agreement will result in the discontinuance of any legal proceedings for co-owner recovery under the Joint Operating Agreement between BP and Anadarko.
●  This settlement will also result in the discontinuance of claims made by BP and Anadarko against each other in the Multi-District Litigation Trial in New Orleans set to commence in February
     2012 ("MDL").

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
BP press office, Houston: +1(281) 366-4463, uspress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 October, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary